SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of   March , 2003

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

X

  Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

 X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

“Lana Bea Turner”

Date: April 7, 2003

by:

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0144

Shares Outstanding: 22,354,714

CUSIP #229248109

OTCBB Trading Symbol: “CYTGF”

March 27, 2003

NEWS RELEASE

VANCOUVER, BC – Crystal Graphite Corporation (“CGC”) reports that the common shares of the Company will be trading on the NASD OTC Bulletin Board under the symbol “CYTGF” effective immediately.  S. G. Martin Securities LLC will act as the initial Market Maker and may be reached by telephone at (631) 209-0090 or (800) 563-0090.

CGC wishes to thank the shareholders for their patience and continued support.  The Company received its Mining Permit and Land Tenure on July 4, 2002, it subsequently moved forward with intense activity transforming from the pilot plant stage to a development/production stage, producing three different products up to a 99% high purity graphitic carbon grade.  Test market samples and final product have been shipped to high technology companies and graphite suppliers resulting in acceptance of our products by significant users.

Crystal Graphite Corporation has developed a flake graphite deposit in the West Kootenays, near Nelson, British Columbia, Canada approximately 95 kilometres north of the USA/Canada border.  The Company’s processing plant produces high quality graphite primarily for the fuel cell bi-polar plate market.

For further information please contact our Investor Relations Department at 1-877-509-8877 or visit our website at: www.crystalgraphite.com.

On Behalf of the Board of Directors

“Gordon J. Sales”

President

“WARNING: The Company relies on litigation protection for “forward looking” statements.  Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

Suite 1750-999 West Hastings Street, Vancouver, BC V6C 2W2

Telephone: (604) 681-3060 or Fax: (604) 682-4886

Email: cgc@crystalgraphite.com

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0135

Shares Outstanding: 23,354,714

CUSIP #229248109

OTCBB Trading Symbol: “CYTGF”

March 31, 2003

NEWS RELEASE

Crystal Graphite Corporation (the “Company”) wishes to announce as of March 18 and March 19, 2003 the grant of 1,025,000 Employee/Consultant Stock Options as follows; 25,000 at a price of CDN$0.68 per share for a period of three years and 1,000,000 at a price of USD$0.10 per share for a period of one year.

On March 28, 2003, 1,000,000 stock options were exercised increasing the issued and outstanding to 23,354,714.   Proceeds will be used for working capital.

For further information please contact our Investor Relations Department at 1-877-509-8877 or visit our web page at: www.crystalgraphite.com.

On Behalf of the Board of Directors

“Gordon Sales”

President

“WARNING: The Company relies on litigation protection for “forward looking” statements.  Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.